Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638 email address jgallant@graubard.com

June 10, 2011

VIA FEDERAL EXPRESS AND EDGAR

Michael Clampitt, Esq.
Senior Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hyde Park Acquisition Corp. II Registration Statement on Form S-1 Filed May 6, 2011 File No. 333-174030

Dear Mr. Clampitt:

On behalf of Hyde Park Acquisition Corp. II (the “Company”), we respond as follows to the Staff’s comment letter, dated June 2, 2011, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original Registration Statement filed on May 6, 2011.  We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Erin Purnell.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
A number of your material agreements have not been filed at this time. Please file the agreements and the legal opinion of Graubard Miller as soon a possible so that the staff can complete its review of your filing in an expeditious manner.

We have filed several agreements, including the legal opinion of Graubard Miller, with Amendment No. 1.  The remaining agreements will be filed as soon as possible.

Securities and Exchange Commission

June 10, 2011

2.
You state that you will list your shares on the Over the Counter Bulletin Board. Please tell us whether you have received any commitments from brokers to act as market makers in your stock. Please consider revising your disclosure based upon your response, including risk factors on the potential liquidity of your shares.

Deutsche Bank Securities, the representative of the underwriters in the offering, has indicated that it will be making a market in the Company’s securities.  Furthermore, we currently discuss the risks of the Company’s potential liquidity in the risk factors titled “Our securities will be quoted on the OTCBB quotation system, which will limit the liquidity and price of our securities more than if our securities were quoted or listed on a national securities exchange and result in our stockholders not receiving the benefit of our being subject to the listing standards of a national securities exchange” appearing on page 31 of the Registration Statement and “There is currently no market for our securities and a market for our securities may not develop, which would adversely affect the liquidity and price of our securities” appearing on page 44 of the Registration Statement.  Accordingly, we do not believe that any revision to the disclosure in the Registration Statement is necessary.

3.
You state throughout the registration statement, that if you do not seek shareholder approval for the business combination, you will conduct a tender offer under Rule 13e-4 Regulation 14E. Please revise your disclosure throughout the document to discuss the impact of conducting the tender offer. In particular, please address the impact of cash or liquidity requirements upon your ability to pay for all tendered securities and meet other obligations including liquidity requirements included in your business combination agreement. Please address issues revolving the potential application of proration in the event that you have more shares tendered than you have cash available to pay for the shares, or if the value of the non-tendering shares is less than $5 million.

We have revised the disclosure on pages 13, 14, 33, 62 and 63 of the Registration Statement as requested.

Securities and Exchange Commission

June 10, 2011

4.
Please identify for the staff any requirement in your charter, bylaws, the trust agreement, underwriting agreement or in the registration statement that identifies the amount that you will pay, on a per-share basis, for shares redeemed in the tender offer.

As disclosed on pages 13 and 62 of the Registration Statement, if the Company engages in a tender offer, public stockholders will have the opportunity to sell their shares to the Company “for an amount equal to their pro rata share of the aggregate amount then on deposit in the trust account (net of taxes payable).”  The disclosure further indicates that the “amount in the trust account is initially anticipated to be approximately $9.98 per share, or approximately $9.95 per share if the underwriters’ over-allotment option is exercised in full.”  Such requirement will be included in the Company’s amended and restated certificate of incorporation which will be filed as an exhibit to the Registration Statement.

5.	Please advise the staff regarding any limits, in your charter, the trust agreement, the underwriting agreement or your bylaws that would limit the total number of sponsor warrants that can be issued.

The underwriting agreement and warrant agreement will indicate the total number of sponsor warrants that will be issued in connection with the offering.  Aside from ensuring that the authorized share capital of the Company is not exceeded, there is technically no limit on the number of sponsors warrants that can be issued in connection with the offering.

6.
Please confirm that any changes to the amounts held in the trust, or the amounts that will not be held in the trust will be revised in a pre- or post effective amendment to this registration statement.

We hereby confirm that consistent with the rules and regulations promulgated under the Securities Act of 1933, as amended, any changes to the amounts held in the trust or the amounts held outside of the trust will be conveyed to investors at or prior to the time of sale by means of one of the following methods: (1) pre-effective amendment to the Registration Statement, (2) post-effective amendment to the Registration Statement, (3) orally prior to confirming orders followed by a final prospectus in reliance on Rule 403A or (4) with respect to immaterial changes to the amounts that will not be held in the trust, including because of immaterial deviations to the Company’s offering expenses, that are not known at the time of the printing of the final prospectus, the Company’s first subsequent periodic report.

Securities and Exchange Commission

June 10, 2011

Prospectus Summary

General, page 1

7.	Revise the disclosures regarding Rand Logistics and Essex Rental to balance the discussion by also disclosing the annual Return on Investment since the SPAC formation for those entities.

We have revised the disclosure on pages 2, 57 and 58 of the Registration Statement to provide the return on investment as requested.

Private Placements, page 3

8	Consistent with the disclosure in Risk Factors on page 35, revise to disclose the insiders have no intention to purchase in this offering.

We have revised the disclosure on page 3 of the Registration Statement as requested.

9.	Revise the third paragraph to disclose the exercise price of the warrants.

We have revised the disclosure on page 4 of the Registration Statement as requested but have included such disclosure in the fourth paragraph of the above-referenced section as we believe it is more appropriately located in such paragraph.

The Offering

Offering proceeds to be held in the trust account, page 10

10.	Revise the first paragraph to disclose the total underwriting commissions and percentage of the offering proceeds and the percentage to be deferred.

We have revised the disclosure on page 10 of the Registration Statement as requested.

11.
Noting the convertible loans discussed on page 11, revise to either add a new risk factor or revise an existing risk discussing the additional dilution that may result from any loans made by insiders or others.

We refer the Staff to the risk factor titled “Our outstanding warrants may have an adverse effect on the market price of our common stock and make it more difficult to effect our initial business combination” located on page 38 of the Registration Statement.  Such risk factor currently addresses the risk of issuing additional warrants in payment of working capital loans and the fact that such issuances may cause stockholders to experience dilution to their holdings.  Accordingly, we respectfully believe that no revision to the disclosure in the Registration Statement is necessary in response to this comment.

Securities and Exchange Commission

June 10, 2011

Stockholder approval procedures if meeting held, page 14

12.
We note your disclosure that all shares beneficially owned by a public stockholder (or stockholders if they are acting in concert or as a group) in excess of 10% will be voted by management in favor of all proposals submitted for consideration. Please provide the staff with your analysis as to how it is permissible under Delaware law for management to vote shares owned by its stockholders.

Section 212(b) of the Delaware General Corporation Law (“DGCL”) indicates that each “stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy.”  Section 212(b) does not require such proxy to be given in any specific form.  Such fact is supported by Section 212(c) of the DGCL which provides examples of specific types of valid means by which a stockholder may grant a proxy but indicates in its introduction that such examples are not meant to limit “the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy pursuant to subsection (b) of this section.”  Accordingly, by purchasing the shares in this offering through means of the prospectus included in the Registration Statement which clearly indicates that all shares sold in the offering beneficially owned by an investor in excess of 10% will be voted by the Company’s management, such investor is granting a proxy to the Company’s management to vote such shares as described in the Registration Statement.  Each investor is further evidencing this fact when he confirms his order in writing with the underwriters for the securities he is buying in the offering.   Furthermore, the restrictions on the ability of an investor to vote shares in excess of 10% of the shares sold in the offering is set forth in the Company’s amended and restated certificate of incorporation and will be disclosed in the Company’s periodic reports with the Securities and Exchange Commission.  For the foregoing reasons, we believe it is permissible under Delaware law for management to vote the shares held by investors in excess of 10% as described in the Registration Statement.

Permitted Purchases of shares, page 18

13.
Noting the possible release of funds commencing 60 days after the date of this prospectus, revise to disclose when purchases can be made pursuant to Rule 10b-18. In addition, add disclosures addressing the following items:

•	disclose that without the safe harbor of 10b-18 such purchases may result in liability under Rule 10b-5;

•	add a risk factor for these purchase, the risk of Rule 10b-5 violations and how that would impact the company and holders;

•	disclose of what becomes of the shares purchased regarding voting or retirement of such shares; and

•	disclose how such purchases and amount will be communicated to holders by means of the company's reporting requirements.

Securities and Exchange Commission

June 10, 2011

With respect to the first part of the Staff’s comment, due to the relatively sporadic public trading of securities of similarly structured blank check companies, it is unlikely that the Company would be able to make purchases under Rule 10b-18 and still accomplish the intended goals of the purchases as described in the Registration Statement.  Accordingly, we have revised the disclosure on pages 19 and 65 of the Registration Statement to indicate that as a result of the foregoing, purchases will not be made in compliance with the safe harbor provisions of Rule 10b-18.

With respect to the second part of the Staff’s comment, we have revised the disclosure on pages 19, 35 and 65 of the Registration Statement to address the Staff’s four bullet points as requested.

Liquidation if no business combination, page 19

14.
We note your disclosure that you are required to have all third parties enter into agreements with you waiving any right, title, interest or claim of any kind in or to any monies held in the trust account. Please therefore advise the staff why you are unable to guarantee that third parties will execute such agreements.

We have revised the disclosure on pages 20 and 67 of the Registration Statement to indicate that the Company will seek (as opposed to being required) to have all third parties and prospective target businesses enter into agreements waiving their rights to any monies held in the trust account.  We have further revised the disclosure on page 67 of the Registration Statement to provide examples of why the Company would not obtain such a waiver agreement.

Risk Factors, page 23

15.
A number of your risk factors appear to describe risks that may occur based upon future actions by your officers and directors. Revise these risk factors to present the risks based upon management's evaluation of the likelihood that the risks might occur, the potentiality for a material impact on the shareholder's investment.

We have revised the Risk Factor section as requested.

We may issue shares of our capital stock ..., page 24

16.
Supplementally reconcile the 72,804,878 shares authorized but unissued.  It appears from page 6 that there will be over 82 million, assuming 12,195,122 outstanding after the offering and 5,000,000 sponsor warrants.

Upon closing of the offering, the Company will have 12,195,122 shares outstanding and 15,000,000 warrants outstanding.  The Staff’s comment failed to reflect the 10,000,000 warrants underlying the units that are being sold in this offering.  Accordingly, the Company will have 72,804,878 authorized but unissued shares available for issuance as currently indicated.  Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Securities and Exchange Commission

June 10, 2011

We may amend the terms of the warrants…, page 27

17.	Revise to disclose the anticipated percentage of the warrants that will be held by insiders.

We have revised the disclosure on page 28 of the Registration Statement as requested.

Proposed Business

Effecting Our Initial Business Combination

Selection of a Target Business and Structuring of Our Initial Business Combination, page 58

18.	Please revise your disclosure to describe whether management has any specific requirements with respect to the value of a prospective target business when compared to your net assets or trust account.

We have revised the disclosure on page 60 of the Registration Statement as requested.

Voting Restrictions in Connection with Stockholder Meeting, page 61

19.
We note your disclosure that if holders of shares sold in the offering indicate their intention to vote against a proposed business combination and/or seek conversion of their shares into cash, you may negotiate arrangements to provide for the purchase of such shares at the closing of the business combination. Provide the staff with a legal analysis as to why you believe such privately negotiated purchase transactions would not constitute a tender or solicitation.

Rule 13e-4 and Regulation E apply to “tender offers” engaged in by an issuer or its affiliates.  While the SEC has not defined the term “tender offer,” it has provided a set of eight elements as being characteristic of a tender offer as described in Wellman v. Dickinson and other cases.  As set forth below, we do not believe that a majority of these elements would be present in the purchase of shares by the Company in privately negotiated purchases described above.  Accordingly, we do not believe the tender offer rules are applicable to such purchases.

Securities and Exchange Commission

June 10, 2011

(a)           Active and widespread solicitation of public shareholders for the shares of an issuer.  The Company does not intend to engage in any type of active or widespread solicitation of public stockholders for the Company’s shares.  Instead, purchases would be made in private transactions in specific individual instances, if at all.

(b)           Solicitation made for a substantial percentage of the issuer’s stock.  There is no set amount of shares that the Company could purchase.  Therefore, it is possible that the Company may purchase a substantial percentage of its shares.  However, it is highly unlikely that a significant percentage will in fact be purchased because all public stockholders have the right to either seek conversion of their shares (in the event of a stockholder vote in connection with a proposed business combination, regardless of how they vote on such proposed business combination) or sell their shares to the Company (in the event of a tender offer).

(c)           Offer to purchase made at a premium over the prevailing market price. It is likely that the market price at the time of purchase would be approximately the per-share amount in the trust account.  It is likely that this will be the same price that the Company would pay for such shares.  However, it is possible that the purchases could be at a premium over the prevailing market price.

(d)           Terms of the offer are firm rather than negotiable.  As indicated above, purchases, if any, will be done in private transactions in specific individual instances.   The Company has the ability, in its sole discretion, to determine whether to make purchases, and the terms of each purchase will be negotiated separately in each specific transaction.

(e)           Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased.  As indicated above, purchases will be done on an individual basis rather than being tied to a fixed maximum number to be purchased.

(f)           Offer open only a limited period of time.  Purchases would be made only after the Company enters into a definitive agreement for a proposed business combination up and until the vote held for such proposed business combination.  This time period would likely last several months.  Accordingly, offers to make such purchases will be made over a significant period of time.

(g)           Offeree subjected to pressure to sell his stock.  As indicated above, since purchases could be entered into for a significant period of time, there is not the type of pressure on shareholders to rush into “hurried, uninformed” investment decisions that the tender offer rules were designed to protect against.   Furthermore, unlike a regular non-blank check company, since a stockholder will always have the right to seek conversion of his shares, or sell his shares back to the Company in a tender offer in connection with any business combination at, there is little pressure for such shareholder to sell his shares.

Securities and Exchange Commission

June 10, 2011

(h)           Publicity preceding or accompanying the rapid accumulation of stock.  As indicated above, purchases would be made in private transactions in specific individual instances, if at all, without any type of publicity preceding or surrounding purchases of the Company’s shares.

Even when considering the totality of the circumstances in the present instance, we respectfully submit that any tender offer concerns should not apply.  In the Hanson Trust case, 774 F.2d 47 (2d Cir. 1985), the Second Circuit declined to elevate Wellman to a “litmus test”, and stated that the question -- whether a solicitation constitutes a “tender offer” within the meaning of Section 14(d) -- turns on whether, vie wing the transaction in the light of the totality of the circumstances, there appears to be a likelihood that unless the pre-acquisition filing requirements of Section 14(d) are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.1  The Company has a robust and fulsome disclosure document, the prospectus, on file with the Commission and freely available to all stockholders. In addition, the Company will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.  Accordingly, stockholders will have all the information available to them necessary to make a carefully considered appraisal of the proposal put before them.   As a result, we do not believe that the tender offer rules apply to these potential purchases.

Permitted Purchases of Our Securities, page 63

20.	Revise to disclose the four conditions of Rule 10b-18. In addition, provide the staff with a legal analysis of why such purchases would not constitute a tender or solicitation.

As indicated above in response to comment 13, the Company will not be purchasing shares pursuant to Rule 10b-18.  We therefore respectfully believe that this comment is no longer applicable and have not revised the disclosure in the Registration Statement in response to it.

________________________
1
Although one court, S-G Securities v. Fuqua Investment Co. 466 F.Supp. 1114 (D.Mass.1978). 587 F.Supp. at 1256-57, has applied a two prong test to determine if a tender offer is occurring -- (1) A publicly announced intention by the purchaser to acquire a block of the stock of the target company for purposes of acquiring control thereof, and (2) a subsequent rapid acquisition by the purchaser of large blocks of stock through open market and privately negotiated purchases - that case involved a publicly announced program that already met many of the Wellman factors and there was a noted lack of adequate disclosure available to securityholders.  As indicated above, this present situation does not meet many of the Wellman factors and there is significant disclosure available to securityholders.  Therefore, we respectfully believe that such analysis should not apply to the present circumstances.

Securities and Exchange Commission

June 10, 2011

Legal Proceedings, page 68

21.
Please revise your disclosure to state that there is no material litigation, arbitration, governmental proceeding or any other legal proceeding currently pending against you or any members of your management team.  Refer to Item 103 of Regulation S-K.

We have revised the disclosure on page 71 of the Registration Statement as requested.

22.
We note your disclosure that the members of your management team have not been subject to any material litigation, arbitration or governmental proceeding in the past 12 months. You are required to disclose if any director, person nominated to become a director, or executive officer of the registrant has been involved in certain legal proceedings during the past ten years. Refer to Item 401(f) of Regulation S-K. Please revise as appropriate.

We have revised the disclosure on page 71 of the Registration Statement as requested.

Management, page 74

23.
We note the significant, continuing experience and involvement of your executive officers with several other companies. Please state the priority and preference that each company has with respect to performance of obligations and presentation of business opportunities.

We have revised the disclosure on page 80 of the Registration Statement as requested.

Description of Securities

General, page 86

24.	Revise your disclosure to indicate that all material information required in this section is discussed.

We have revised the disclosure on page 89 of the Registration Statement as requested.

Securities and Exchange Commission

June 10, 2011

Common Stock, page 86

25.
You refer to the founders' common stock on page 87 and to your founders on page 94.  Please confirm that you are referring to the founders' shares and the sponsors, respectively, or please revise to describe these references.

We have revised the disclosure on page 90 and 97 of the Registration Statement as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:           Mr. Laurence Levy